

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

February 25, 2009

Mr. John S. Quinn
Senior VP, CFO and Treasurer
Casella Waste Systems, Inc.
25 Greens Hill Lane
Rutland, VT 05701

RE: Form 10-K for the fiscal year ended April 30, 2008
Forms 10-Q for the periods ended July 31, 2008 and October 31, 2008
Schedule 14A filed August 28, 2008
File No. 0-23211

Dear Mr. Quinn:

We have reviewed your response letter dated February 13, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED APRIL 30, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

2. We note that your Form 10-K/A and supplemental response letter filed on February 13, 2009 respond only to those comments in our January 29, 2009 comment letter that will be reflected in the upcoming Form 10-Q. We remind you

that your responses to our comments 13 through 17 of our January 29, 2009 letter should confirm that you will comply with each comment in future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Liquidity and Capital Resources, page 50

3. We have reviewed your response to prior comment 5. We note that EBITDA is calculated in accordance with the definition in your credit facility agreement and includes certain adjustments. Please disclose the adjustments used to arrive at EBITDA, with corresponding reconciliations to US GAAP amounts. In addition, please ensure that you do not refer to this measure as EBITDA since you are including other charges in this measure. See Questions 10 and 14 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

Signatures, page 58

4. The amended Form 10-K/A should also be signed by the company's principal executive officer, controller or principal accounting officer, and principal financial officer whose titles should be shown on the signature page.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dorine Miller, Financial Analyst, at (202) 551-3711 or, in her absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John Hartz
Senior Assistance Chief Accountant